Midatech Pharma PLC

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA

United Kingdom

October 17, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Donald Field

Re:	Midatech Pharma PLC Registration Statement on Form F-3, as amended (File No. 333-233901) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Midatech Pharma PLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form F-3 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on October 21, 2019, or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

MIDATECH PHARMA PLC

By: /s/ Stephen Stamp
Name: Stephen Stamp
Title: Chief Financial Officer